COMMENTS RECEIVED ON FEBRUARY 27, 2007

FROM ROBB LAMONT

VARIABLE INSURANCE PRODUCTS FUND IV (File Nos. 002-84130 and 811-03759)

Consumer Staples Portfolio

Materials Portfolio

Telecommunications

POST-EFFECTIVE AMENDMENT NO. 85

1. All funds

Performance Charts, Fee Tables, Financial Highlights, Portfolio Manager Compensation, and Trustee Compensation Tables (prospectuses and statements of additional information (SAIs))

C: Please submit completed performance charts, fee tables, financial highlights, portfolio manager compensation, and the trustee compensation tables when the information becomes available.

R: The requested information will be sent to you when it becomes available.

2. All Funds

"Cover Page" (prospectuses)

Fidelity® Variable Insurance Products

C: The cover page does not include the correct trust name.

R: We did not intend to include the trust name on the cover page. "Fidelity Variable Insurance Products" is meant to identify the product line. [Standard response taken from Variable Insurance Products Fund, PEA 58, comments received on 3/16/05.]

3. "Fund Summary"(prospectus)

"Investment Summary"

C: The Staff requests we enlarge the font size for the fund names referenced under "Investment Objective" sections.

R: [No standard response.]

4. All funds

"Investment Summary" (prospectus)

"Principal Investment Risks"

"In addition, the fund is considered non-diversified and can invest a greater portion of assets in securities of individual issuers than a diversified fund. As a result, changes in the market value of a single investment could cause greater fluctuations in share price than would occur in a more diversified fund."

C: The Staff suggests we add a non-diversified heading in the "Principal Investment Risks" section.

R: [No standard response.]

5. All Funds

"Investment Summary"(prospectuses)

"Principal Investment Risks"

"An investment in the fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency."

C: The Staff states that the above referenced language is usually included if the fund is regulated by the FDIC and questions whether this language is necessary.

R: [No standard response.]

6. "Fund Summary"(prospectus)

"Fee Table"

C: The Staff requests clarification of the amount of "Acquired Fees" paid by the funds. If the amount paid is less than one basis point, the staff would like us to remove the line item from the table altogether.

R: [We have not previously received this comment. However, an optional line item was recently added to the Library for this. The line item is included in the Fee Table or removed per a determination by Fund Reporting. So, depending on Fund Reporting's determination, we will need to add the line item or the c/r memo will need to explain that the expenses are less than one basis point.]

7. All funds

"Fee Table" (prospectus)

C: The Staff suggests that the "Total annual class operating expenses" line item in the Fee Table be changed to "Total annual fund operating expenses."

R: [No standard response.]

8. All Funds

"Fee Table"(prospectuses)

C: The Staff requests that we make footnotes A and B in the Fee Table smaller so they look more like footnotes.

R: As we have previously discussed with the Staff, we believe that the information included under the subheadings "Shareholder fees" and "Annual operating expenses" in the "Fee Table" section of the prospectus is presented in a manner consistent with Item 3 of Form N-1A. The footnotes that support the operation under each subheading are provided in the closest proximity possible to that information to facilitate shareholder understanding of the information presented. We note that General Instruction C.1(a) to Form N-1A states that a fund should use document design techniques that promote effective communication, and we believe this format more effectively communicates the information presented. [Response we can leverage- substantially similar Standard C/R Fidelity Income Fund 9/29/06 PEA 64]

9. All Funds

"Buying and Selling Shares"(prospectuses)

"In certain limited circumstances discussed in the variable annuity or variable life insurance product prospectus, a variable product owner may not pay the short-term trading fee."

C: The Staff requests that we include additional details in this section, specifying some of the circumstances under which a variable product owner may not pay the short-term trading fee."

R: Circumstances under which a variable product owner may not pay the short-term trading fee can vary by insurance company, and therefore we are concerned that additional disclosure would be confusing. As disclosed in the "Buying and Selling Shares" section of the VIP Portfolios' prospectus, shares can only be purchased by separate accounts with appropriate "agreements" in place with the funds' distributor. The agreements (known as "Participation Agreements") include, among other things, varying provisions for the payment of redemption fees by the insurance company (i.e. "separate account"), the underwriter, or their affiliates, for certain covered redemptions deemed unlikely to result in market timing activities. The participation agreements are negotiated individually with insurance companies seeking to sell VIP shares that are subject to a redemption fee. Covered redemptions may include, among other transactions, scheduled and systematic redemptions requested in advance, one-time redemptions at annuitization, and termination redemptions at death of the annuitant, depending on the types of services offered by a particular insurance company. These exceptions, as stated in the quoted prospectus disclosure, are discussed in the prospectuses of the relevant variable products, and we believe that that is the appropriate place for that disclosure. It is important to note that even if the variable product owner does not pay the fee, the fund is paid by one of the parties to the participation agreement. Accordingly, we have not modified the disclosure. [ Standard response taken from Variable Insurance Products Fund, PEA 55, comments received on 4/5/04.]

10. "Fund Services" (prospectus)

"Fund Management"

C: The Staff asks if there is a more current discretionary assets under management amount available, as the information is out of date.

R: Though presently there is not a more current figure publicly available, we will be updating this information in filings made after March 31, 2006. [Standard response taken from New York Municipal Trust, PEA 53, comments received on 2/28/06.]

11. All funds

"Fund Management"(prospectus)

C: The Staff believes additional disclosure is needed adjacent to the investment advisory language indicating that information relating to the Trustees' approval of investment advisory contracts is available in the fund's next semiannual/annual report including the period of the report.

R: The requested disclosure will be included in the fund's next filing. [ Standard response taken from Advisor Series I, PEA 70, comments received on 1/24/07.]

12. All funds

"Fund Management"(prospectuses)

C: The Staff notes that the portfolio manager disclosure has not been included and requests we insert this disclosure and include it in our response letter.

R: The requested information will be included in the fund's next filing. [Standard response taken from Central Investment Portfolios LLC, PEA 6, comments received on 8/15/06.]

13. "Fund Basics" (prospectus)

"Fund Distribution"

C: The Staff requests clarification of whether the funds' have 12B-1 Fee plans. The Fee Table references "none" for the 12B-1 Fees while the Fund Distribution section references the funds' having a 12B-1Fee plan in place.

R: [No standard response.]

14. All funds

"Trustees and Officers" (SAI)

C: The Staff believes that the current presentation does not appear to be in the table format contained in Item 13(a)(1) to Form N-1A, which requires columns.

R: We believe that our presentation, which combines features of a table and a narrative presentation, complies with and is not prohibited by the requirements of Item 13 of Form N-1A. Additionally, we belive that Instruction 2 to Item 13 contemplates the use of narrative, as well as tabular presentation, and that our modified presentation effectively conveys the required information to the shareholders. If presented in the column width that would be available in a table duplicative of the one shown on the Form, the Trustees and Officers information would be difficult to read. Consistent with General Instruction C.1(a), we have modified the table to effectively communicate the information to the reader. In addition, we believe that General Instruction C.1(d) to Form N-1A, which contemplates "variances in presentation if appropriate for the circumstances involved," would allow us to modify the table to make it more user friendly. Therefore, we have no restructured the presentation as requested. [Standard response taken from Variable Insurance Products Fund, PEA 55, comments received on 3/17/04.]

15. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.